December 21, 2006
VIA EDGAR TRANSMISSION
John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Freedom Acquisition Holdings, Inc. Amendment No. 5 to the Registration Statement on Form S-1 File No. 333-136248
Dear Mr. Reynolds:
     On behalf of Freedom Acquisition Holdings, Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 5 (“Amendment No. 5”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-136248), originally filed with the Commission on August 2, 2006, and subsequently amended on September 29, 2006, November 13, 2006, November 30, 2006 and December 18 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 5 responds to comments heretofore received from the Commission’s staff (the “Staff”) by letter dated December 20, 2006 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 5. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 5.
     We, the Registrant, the Underwriters, and the Underwriters’ counsel have concluded that no recirculation of the preliminary prospectus is required in light of the changes made to the preliminary prospectus included in the Registration Statement.
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General
1.	We note your response to prior comment three. Please revise the reference to Marlin Equities in the last paragraph on page 45 to briefly describe the entity’s operations as well as its network, relationships and contacts that you expect to benefit from.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 2 and 47 of Amendment No. 5, which reflect the revisions.
Prospectus Summary, page 1
2.	We note your response to prior comment two. Your disclosure still identifies advantages related to the experience and contacts of your sponsors without balancing those statements by explaining how the conflict resolution procedures favor entities other than Freedom Acquisition. In particular, the statements that you will capitalize on the experience and contacts of your sponsors “subject to compliance with certain conflict of interest procedures” and that “[i]n connection with such acquisitions, Berggruen Holdings was not subject to the conflict of interest procedures described elsewhere in this prospectus that we will be subject to” do not briefly explain or summarize the circumstances under which target businesses will have to be first offered as business opportunities to companies other than Freedom Acquisition. Please revise accordingly.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to include a description of the conflict of interest procedures rather than a cross reference. Please refer to pages 1, 2 and 46 of Amendment No. 5, which reflect the revisions. In responding to the Staff’s previous comment the Registrant attempted to balance the positive language relating to the Registrant’s ability to find target businesses with the risks associated with the conflict of interest procedures.
Risk Factors, page 19
3.	In the third risk factor on page 23, you state that there will be 94,499,999 authorized but unissued shares of common stock available for issuance (after appropriate reservation for the shares issued upon full exercise of outstanding warrants, including the founders’ and sponsors’ warrants — but excluding the co-investment units). We believe this balance should be 95,499,999. Please revise or advise.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to indicate that (i) the balance of authorized but unissued shares of common stock available for issuance (after appropriate reservation for the shares issued upon full exercise of outstanding warrants, including the founders’ and sponsors’ warrants, but excluding the co-investment units) will be 95,499,998 and (ii) the balance of authorized but unissued shares of common stock available for issuance (after appropriate reservation for the shares issued upon full exercise of outstanding warrants, including the founders’ and sponsors’ warrants, but including the co-investment units) will be 85,499,998. Please refer to page 24 of Amendment No. 5, which reflects the revisions.

Management’s Discussion and Analysis of Financial Condition and Operations, page 42
Liquidity and Capital Resources, page 42
4.	We note your response to prior comment nine concerning possible financing in connection with business transactions of up to and exceeding $500 million. If you anticipate, in connection with such transactions, that you may issue up to 19.98% of your outstanding common stock at a discount to market value without seeking shareholder approval, please revise to so state and briefly describe the factors you will consider when making such a determination.

The Registrant has advised us that it does not intend to issue up to 19.99% of its outstanding common stock at a discount to market in connection with a business combination. We provided that example to the Staff to answer the Staff’s comment as to whether shareholder approval of a financing would be required separate from approval of the overall transaction. We respectfully believe that the disclosure now accurately describes when such separate vote would take place. As the Registrant has no intention to effect such a financing, we respectfully believe that the requested description of the factors that would be considered in making such determination is not necessary.
Proposed Business, page 44
Competitive Advantages, page 44
Assistance from Berggruen Holdings’ Employees, page 46
5.	We note your response to prior comment 13 and the reference to Berggruen Holdings’ agreement to make individuals available to you at no cost. Please file this agreement and revise to describe the material terms, or tell us why the agreement is not material information for potential investors.

In response to the Staff’s comment, the Registrant respectfully submits that Berggruen Holdings’ agreement to make individuals available to the Registrant at no cost is contained in Paragraph 13 on Page 6 of Exhibit 10.28, which was filed with Amendment No. 4 to the Registration Statement, and all material information for potential investors is set forth in the prospectus contained in the Registration Statement.
Management, page 63
Conflicts of Interest, page 66
6.	We note your response to prior comment 13. Please revise the disclosure to clarify whether the “Company’s Right of First Review” defined in Section 5 of the amended Letter Agreement applies to opportunities of $500 million or less. Your revised disclosure should clarify the extent to which business opportunities above and below $500 million must first be offered to other entities.

In response to the Staff’s comment, the Registrant respectfully submits that the existing disclosure in the last paragraph on page 68 clearly states the extent to which business opportunities above and below $500 million must first be offered to other entities. The first sentence of that paragraph sets forth the extent to which business opportunities above $500 million must first be offered to other entities, while the second sentence of that paragraph provides that the Registrant will not have any such right of first review with respect to business combination opportunities with an enterprise value of less than $500 million.

Principal Stockholders, page 69
7.	In footnote 4 on page 70, you state that “[u]pon consummation of the co-investment, each of Berggruen Holdings and Marlin Equities and Messrs. Berggruen and Franklin will beneficially own 14.6% of our outstanding shares.” We note that the percentage is 13.5% as disclosed on page 24. Please revise or advise.

In response to the Staff’s comment, the Registrant has revised page 71 of Amendment No. 5 to the Registration Statement to state that upon consummation of the co-investment, each of Berggruen Holdings and Marlin Equities and Messrs. Berggruen and Franklin will beneficially own 13.5% of its outstanding shares.
Exhibits 10.20 Amended Letter Agreement and 10.28 Second Amended Letter Agreement/Berggruen Holdings
8.	We note your response to prior comment 15. Without summarizing the businesses of the portfolio companies, the statement that a competitive business opportunity occurs if the target company is engaged in essentially the same operations as a Berggruen Holdings portfolio company does not explain the nature and extent of the conflict provision. Please revise or advise.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested. Please refer to pages 9, 26 and 69 of Amendment No. 5, which reflect the revisions.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect of Amendment No. 5, please do not hesitate to contact the undersigned by telephone at 212-801-9323 or Brian J. Gavsie at 954-768-8235.
     Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours, /S/ ALAN I. ANNEX, ESQ. Alan I. Annex, Esq.

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